

Mail Stop 7010

January 13, 2009

Mr. Francis C. Boyle, Jr.
Acting CFO & VP, Controller
Barnes Group Inc.
123 Main Street
Bristol, CT 06011

      **RE: Form 10-K for the fiscal year ended December 31, 2007
               Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and
               September 30, 2008
               File No. 1-4801**

Dear Mr. Boyle:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Brigitte Lippmann, Staff Attorney, at (202) 551-3713. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                             Sincerely,

                             Rufus Decker
                             Accounting Branch Chief